     DIRECT DIAL
212-735-2790
     DIRECT FAX
917-777-2790
     EMAIL ADDRESS
RPRINS@SKADDEN.COM
           April 8, 2011

James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

RE:	Apollo Investment Corporation (File No. 333-170519)

Dear Mr. O'Connor:

Apollo Investment Corporation (the "Company") has authorized us to make the following additional responses to comments received from you in a letter dated December 10, 2010 to its Registration Statement on form N-2 (File No. 333-170519) (the "Registration Statement") and from Christina DiAngelo by email on April 7, 2011.  Staff comments are set forth below in bold font and our response follows each respective comment.

A.  In comment 2 under Fees and Expenses under the Prospectus – Prospectus Summary, you made the following comment:

2.          As the fund accrues unrealized gains, it should also accrue the corresponding incentive fee on capital gains and include this amount for the period with the incentive fee on liquidated capital gains presented in the fee table.  Please confirm to us that this amount corresponds to the amount presented in the financial statements.

After discussion with you and with Christina DiAngelo and Jaime Eichen of the accounting staff, the Company has authorized us to make the following statement on its behalf.

James E. O’Connor
April 8, 2011

If as at such fiscal period end or calculation of net asset value as the Company's cumulative realized capital gains and unrealized capital appreciation exceed the Company's cumulative realized capital losses and unrealized capital depreciation the staff of the Commission interprets GAAP to require disclosure of an accrual  for the contingent incentive compensation that would be payable by the Company to its investment adviser if the Company's assets were liquidated at their stated value as at such date and (if applicable) its liabilities were repaid in full as of such date, the Company will disclose such accrual in the manner then required.

B.  On April 7, 2011 Christina DiAngelo provided the following additional comment:

We believe that the Example should present the five percent return required by Form N-2 as if it results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee). Because the Fund's incentive fees represent a material expense, we believe excluding them from the Example would understate the expenses borne by shareholders.1

_______________________
1 Ms. DiAngelo included the following example from a recent filing that includes the disclosure:
Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. See Note 6 below for additional information regarding certain assumptions regarding our level of leverage subsequent to this offering.

                1 Year                  3 Years                 5 Years                 10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return
                $                            $                             $                             $

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or would have an insignificant impact on the expense amounts shown above, is not included in the example. This illustration assumes that we will not realize any capital gains (computed net of all realized capital losses and unrealized capital depreciation) in any of the indicated time periods. If we achieve

James E. O’Connor
April 8, 2011

After discussion, Ms. DiAngelo requested that we include in correspondence a response such as follows and stated that the staff may revisit the issue at a later time.

In the abstract, or for a business development company with no financial history or a financial history showing net unrealized appreciation or only a small amount of net depreciation, the requested additional disclosure of an alternative expense table showing expenses based on a 5% annual return consisting solely of capital gain in excess of cumulative capital losses and capital depreciation would make some potential sense as an additional illustration.  However, in the case of the Company I believe it would be misleading.  The Company has since inception in 2004 realized only a small amount of eligible capital gain on which it paid an incentive fee and has as of December 31, 2010 an aggregate accumulated net realized loss of $733 million and aggregate net unrealized depreciation of $317 million.  It is extremely unlikely that a business development company, such as the Company, that is oriented toward generating ordinary income, would be in a position to reverse the indicated amount of loss and depreciation during the life of the registration statement.  In addition, we have noticed other recent business development company registration statements that have been declared effective without this additional disclosure.  Accordingly, the sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses and returns to our investors would be higher. For example, if we assumed that we received our 5% annual return completely in the form of net realized capital gains on our investments, computed net of all cumulative unrealized depreciation on our investments, the projected dollar amount of total cumulative expenses set forth in the above illustration would be as follows:

                1 Year                  3 Years                 5 Years                 10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return

                $                            $                             $                             $

In addition, the example assumes inclusion of the sales load of %. Also, while the example assumes reinvestment of all dividends at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the dividend payment date, which may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

James E. O’Connor
April 8, 2011

Company proposes not to include the additional disclosure at this time.

*        *        *        *        *
The Company is eager to have the registration statement declared effective promptly and will refile with an acceleration request as promptly as practicable.

Please call either Veronica Castillo at 212-735-3859 or Richard Prins at 212-735-2790 if you have any questions.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins